February 19, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERIOR INDUSTRIES INTERNATIONAL, INC. Preliminary Proxy Statement on Schedule 14A Filed by D.C. Capital Advisors, Ltd.

Dear Sir or Madam:

We are writing in connection with the PREC14A filing made today by D.C. Capital Advisors, Ltd. (“D.C. Capital”) with respect to the 2020 annual meeting of stockholders of Superior Industries International, Inc. (File No. 001-06615). We are acting as counsel to D.C. Capital. To the extent the Staff has any comments or questions with respect to the filing, please contact the undersigned.

Best regards, /s/ Elizabeth Gonzalez-Sussman Elizabeth Gonzalez-Sussman